=================================================================





               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                           FORM 11-K



    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)


          For the fiscal year ended December 31, 1995

               (Commission file number:  1-8444)

        Supplemental Retirement Plan of Piedmont Aviation, Inc.



                       USAir Group, Inc.
             2345 Crystal Drive, Arlington, VA 22227
             (Address of principal executive offices)








=================================================================

                   SUPPLEMENTAL RETIREMENT PLAN OF
                       PIEDMONT AVIATION, INC.

                        Financial Statements
                     and Supplemental Schedules

                     December 31, 1995 and 1994

                    (With Independent Auditors'
                           Report Thereon)

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.









                           Table of Contents
                           -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements:

     Statements of Net Assets Available for Plan
        Benefits as of December 31, 1995 and 1994               2

     Statements of Changes in Net Assets Available
        for Plan Benefits for the years ended
        December 31, 1995, and 1994                             3

Notes to Financial Statements                                4-12

Schedule I - Item 27a

     Schedule of Assets Held for Investment Purposes
        as of December 31, 1995                             13-14

Schedule II - Item 27d

     Schedule of Reportable Transactions for the year
        ended December 31, 1995                                15

Signature                                                      16

Exhibit 23

     Consent of Independent Auditors                           17

                    Independent Auditors' Report


The Plan Administrator and Participants
Supplemental Retirement Plan of
Piedmont Aviation, Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, D.C.                            KPMG Peat Marwick LLP
June 14, 1996

                                   1

<PAGE

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.





         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------

                             December 31,


                                                1995            1994
                                                ----            ----
Assets:
 Investments, at fair value:
   Fidelity Magellan Fund                $   8,324,718   $   5,661,139
   Fidelity Equity Income Fund               5,214,166       4,305,405
   Fidelity U.S. Equity Index Fund           1,570,333         870,223
   USAir Common Stock Fund                   1,544,333         496,372
   Capital Growth Mix Portfolio              1,269,519         607,619
   Fidelity Intermediate Bond Fund           1,035,584       1,064,048
   Moderation Mix Portfolio                    697,924         317,966
   Fidelity Retirement Government
     Money Market Portfolio                    603,000         502,021
   Income Mix Portfolio                         26,584         100,150
                                           -----------     -----------
                                            20,286,161      13,924,943

   Fixed Income Fund,
     at contract value                      20,883,503      22,491,117
                                           -----------     -----------

Net assets available for plan benefits   $  41,169,664   $  36,416,060
                                           ===========     ===========



















See accompanying Notes to Financial Statements.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.


    Statements of Changes in Net Assets Available for Plan Benefits
    ---------------------------------------------------------------

                       Years ended December 31,




                                              1995            1994
                                              ----            ----
Additions to net assets
 attributable to:
    Net appreciation (depreciation) in
     fair value of investments          $   4,215,108   $  (1,398,976)
    Investment income                       2,334,303       2,247,823
    Interest income from pooled
     separate account                               -              55
                                          -----------     -----------
        Total additions                     6,549,411         848,902
                                          -----------     -----------

Deductions from net assets
 attributable to:
    Benefits paid to participants           1,795,807       2,270,312
                                          -----------      ----------
        Total deductions                    1,795,807       2,270,312
                                          -----------      ----------
         Net increase (decrease)            4,753,604      (1,421,410)

Net assets available for plan benefits:
    Beginning of year                      36,416,060      37,837,470
                                          -----------     -----------
    End of year                         $  41,169,664   $  36,416,060
                                          ===========     ===========

















See accompanying Notes to Financial Statements.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.

                     Notes to Financial Statements
                     -----------------------------

                      December 31, 1995 and 1994

1.  Description of Plan

The following description of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan intended to qualify as a profit sharing plan under Section 401(a) of the Code. All former employees of Piedmont Aviation, Inc. ("Piedmont") are covered by the Plan. In November 1987, Piedmont Aviation, Inc. was acquired by USAir Group, Inc. ("USAir Group"). In August 1989, Piedmont was merged into USAir, Inc. ("USAir" or the "Company"), a wholly owned subsidiary of USAir Group. As part of the merger, the Plan was frozen as to additional contributions effective July 31, 1989, with the exception of rollover contributions from the terminated Piedmont Aviation, Inc. Pilot Variable Annuity Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974("ERISA"), as amended.

(b) Vesting

Participants are fully vested in their contributions plus earnings thereon.

(c) Investment Options

USAir selects the number and type of investment options available. Fidelity Institutional Retirement Services
Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may transfer current account balances among investment options.

At December 31, 1995 and 1994, the Company offered seven individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds. Each participant may invest their account balance in any combination of the seven individual investment options and three diversified portfolio mixes in increments of five percent. The ten investment options are as follows:

                 SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

Fidelity Magellan Fund - The Fund primarily invests in common stocks and securities convertible to common stocks.

Fidelity Equity Income Fund - The Fund normally invests at least 80% of its assets in income-producing common and preferred stocks with the remaining 20% generally invested in debt securities, like bonds.

Fidelity U.S. Equity Index Portfolio - The Portfolio seeks growth and income by matching the composition and total return of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

USAir Common Stock Fund - A fund comprised primarily of USAir
Group, Inc.("Group") common stock purchased on the open market or directly from Group at market prices. A small percentage of the Fund is invested in short-term liquid investments.

Capital Growth Mix Portfolio - A diversified portfolio mix comprised of 80% equity securities and 20% fixed income securities. The equity securities are invested 25% in the Fidelity Equity Income Fund, approximately 19% in the Fidelity OTC Portfolio, approximately 37% in the Fidelity Magellan Fund and approximately 19% in the Fidelity Overseas Fund. The fixed income securities are invested in the Fidelity Intermediate Bond Fund.

Fidelity Intermediate Bond Fund - Investments are made primarily in investment-grade fixed income securities, including bonds, notes, mortgage securities, government and government agency obligations and convertible securities. The average maturity ranges from three to ten years.

Moderation Mix Portfolio - A diversified portfolio mix comprised of 60% equity securities and 40% fixed income securities. The equity securities are invested approximately 33% in the Fidelity Equity Income Fund, approximately 33% in the Fidelity U.S. Equity Index Portfolio, 25% in the Fidelity Magellan Fund and approximately 9% in the Fidelity Overseas Fund. The fixed income securities are invested approximately 38% in the Fidelity Short-Term Bond Fund and approximately 62% in the Fidelity Intermediate Bond Fund.

Fidelity Retirement Government Money Market Portfolio -
Investments are made in high-quality money market instruments offered primarily by U.S. and foreign corporations.

                 SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

Income Mix Portfolio - A diversified portfolio mix comprised of 20% equity securities and 80% fixed income securities. The equity securities are invested 50% in the Fidelity Equity Income Fund and 50% in the Fidelity U.S. Equity Index Portfolio. The fixed income securities are invested approximately 19% in the Fidelity Retirement Government Money Market Portfolio, approximately 44% in the Fidelity Short-Term Bond Fund and approximately 37% in the Fidelity Intermediate Bond Fund.

Fixed Income Fund - This Fixed Income Fund buys high-quality investment contracts, a type of investment product offered to retirement and savings plans by insurance companies, banks, and other financial institutions. Money transferred out of the Fixed Income Fund cannot be invested in the Fidelity Retirement Government Money Market Portfolio, the Fidelity Intermediate Bond Fund or the Income Mix Portfolio for a period of 90 days because these funds are considered competitive by the insurance industry

(d) Withdrawals

Upon approval from the Company, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to (i) alleviate a financial hardship; (ii) reduce non-mortgage debt; or (iii) make improvements to his/her residence which are determined by the Company to be necessary.

(e) Payment of Benefits

Upon termination of service, a participant may elect to receive one of the following: (i) a lump-sum equal to the value of his/her account; (ii) to apply such amount to the purchase of an immediate noncashable and nontransferable contract from a legal reserve life insurance company providing any one of several annuities (as elected by the participant); or (iii) installment payments.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

(f) Administrative Expenses

Certain administrative expenses of the Plan are paid by USAir.

2.   Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the plan are prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The assets of the USAir Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by USAir. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts ("GICs") are stated at contract value (Note 4). Purchases and sales of investments are recorded on a trade-date basis.

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(e) Certain 1994 amounts have been reclassified to conform with current year presentation.


















                (This space intentionally left blank)

                                             SUPPLEMENTAL RETIREMENT PLAN OF
                                                       PIEDMONT AVIATION, INC

                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
3.    Investment Activity
      The following table presents the investment funds' activities, for the years ended December 31, 1995 and 1994:
                                                       Fidelity
                                                      Retirement                                             Fidelity
                                          Fixed       Government    Fidelity     Fidelity      Fidelity     U.S. Equity   Income
                                          Income     Money Market   Magellan    Intermediate    Equity         Index        Mix
                                           Fund       Portfolio       Fund       Bond Fund    Income Fund    Portfolio   Portfolio
                                       -----------   -----------   ----------   ----------    -----------   ----------   ----------
Balance at December 31, 1993           $23,588,072   $   340,858   $6,074,112   $1,373,689    $ 4,761,205   $1,091,250   $        -

Investment income                        1,443,480        18,447      238,838       83,965        433,163       29,930            -
Net appreciation (depreciation)
 in fair value                                   -             -     (382,105)    (112,618)      (427,457)     (23,942)        (227)
Net exchanges between investment funds  (1,051,206)      182,310       (8,823)    (240,379)       (65,772)    (197,196)     100,377
Benefits paid to participants           (1,489,229)      (39,594)    (260,883)     (40,609)      (395,734)     (29,819)           -
                                       -----------   -----------   ----------   ----------    -----------   ----------   ----------
Net Change in Investment Funds          (1,096,955)      161,163     (412,973)    (309,641)      (455,800)    (221,027)     100,150
                                       -----------   -----------   ----------   ----------    -----------   ----------   ----------
Balance at December 31, 1994            22,491,117       502,021    5,661,139    1,064,048      4,305,405      870,223      100,150

Investment income                        1,437,266        40,065      454,788       68,111        300,993       33,080            -
Net appreciation (depreciation)
 in fair value                                   -             -    1,581,271       61,219        961,588      301,503        4,408
Net exchanges between investment funds  (1,865,419)      128,525      836,887     (108,415)      (139,054)     440,374      (77,974)
Benefits paid to participants           (1,179,461)      (67,611)    (209,367)     (49,379)      (214,766)     (74,847)           -
                                       -----------   -----------   ----------   ----------    -----------   ----------   ----------
Net Change in Investment Funds          (1,607,614)      100,979    2,663,579      (28,464)       908,761      700,110      (73,566)
                                       -----------   -----------   ----------   ----------    -----------   ----------   ----------
Balance at December 31, 1995           $20,883,503   $   603,000   $8,324,718   $1,035,584    $ 5,214,166   $1,570,333   $   26,584
                                       ===========   ===========   ==========   ==========    ===========   ==========   ==========

                                                   (table continued on next page)

                                                                 9

                                                  SUPPLEMENTAL RETIREMENT PLAN OF
                                                      PIEDMONT AVIATION, INC.

                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
                                                                             USAir
                                             Capital       Moderation       Common
                                            Growth Mix         Mix           Stock
                                            Portfolio       Portfolio        Fund           Other          Total
                                           -----------    ------------    -----------    -----------    ------------
Balance at December 31, 1993               $         -    $          -    $   601,634    $     6,650    $ 37,837,470

Investment income                                    -               -              -              -       2,247,823
Net appreciation (depreciation)
 in fair value                                  (4,241)         (1,336)      (447,050)             -      (1,398,976)
Net exchanges between investment funds         611,860         319,302        349,527              -               -
Benefits paid to participants                        -               -         (7,739)        (6,705)     (2,270,312)
                                           -----------    -----------     -----------    -----------    ------------
Net Change in Investment Funds                 607,619         317,966       (105,262)        (6,705)     (1,421,465)
                                           -----------    -----------     -----------    -----------    ------------
Balance at December 31, 1994                   607,619         317,966        496,372            (55)     36,416,005

Investment income                                    -               -              -              -       2,334,303
Net appreciation (depreciation)
 in fair value                                 201,667         100,684      1,002,768              -       4,215,108
Net exchanges between investment funds         460,348         279,274         45,454              -               -
Benefits paid to participants                     (115)              -           (261)             -      (1,795,807)
                                           -----------    -----------     -----------    -----------    ------------
Net Change in Investment Funds                 661,900         379,958      1,047,961              -       4,753,604
                                           -----------    -----------     -----------    -----------    ------------
Balance at December 31, 1995               $ 1,269,519    $    697,924    $ 1,544,333    $         -    $ 41,169,664
                                           ===========    ============    ===========    ===========    ============



                                                                 10

</TABLE

                 SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

4.    Investment Contracts with Insurance Companies

The Plan has an interest in a portfolio of guaranteed investment contracts with certain insurance companies of $20,883,503 and $22,491,117 as of December 31, 1995 and
1994, respectively. The investment contracts are benefit responsive because they provide reasonable access to the funds by the Plan participants. Therefore, in accordance with the American Institute of Certified Public
Accountant's Statement of Position 94-4, the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value as of December 31, 1995 and 1994 was $73,426,290 and $65,656,595. The average portfolio crediting interest rate was approximately 5.7% and 6.2% as of December 31, 1995 and 1994, respectively. The portfolio average yield was approximately 6.5% for the years ended
December 31, 1995 and 1994. No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1995 and 1994. The fair value of the portfolio was $74,818,203 and $63,463,514 as of December
31, 1995 and 1994.

5.    Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Upon termination, USAir shall provide for the assets under the Plan to be distributed in lump sums to the participants, beneficiaries or other successors in interest, the balance of their account at the time of termination.








           (This space intentionally left blank)







                                11

                     SUPPLEMENTAL RETIREMENT PLAN OF
                         PIEDMONT AVIATION, INC.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

6.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                  December 31,
                                              -------------------
                                              1995           1994
                                              ----           ----
      Net assets available for plan benefits
      per the financial statements        $ 41,169,664   $ 36,416,060
      Amounts allocated to withdrawing
        participants                           (58,935)      (167,553)
                                           -----------    -----------
      Net assets available for plan benefits
        per the Form 5500                 $ 41,110,729   $ 36,248,507
                                           ===========    ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                        Year Ended
                                                    December 31, 1995
                                                    -----------------
      Benefits paid to participants per the financial
        statements                                      $ 1,795,807
      Add:   Amounts allocated to withdrawing
             participants at December 31, 1995               58,935
      Less:  Amounts allocated to withdrawing
             participants at December 31, 1994             (167,553)
                                                          ---------
      Benefits paid to participants per the
        Form 5500                                       $ 1,687,189
                                                          =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust qualifies for exemption from Federal income taxes under the applicable provisions of the Code.




                                  12


                                   SUPPLEMENTAL RETIREMENT PLAN OF                        Schedule I
                                       PIEDMONT AVIATION, INC.                           Page 1 of 2

                    Item 27a - Schedule of Assets Held for Investment Purposes
                    ----------------------------------------------------------

                                         December 31, 1995
     Identity                     Description                                   Current
     of Issue                    of Investment                 Cost              Value
     --------                    -------------                 ----             -------
Fidelity Retirement             Shares in money             $    603,000      $    603,000
 Government Money                market fund
 Market Portfolio

Fidelity Magellan Fund          Shares in registered           6,963,966         8,324,718
                                 investment company

Fidelity Intermediate           Shares in registered           1,047,609         1,035,584
 Bond Fund                       investment company

Fidelity Equity                 Shares in registered           4,348,962         5,214,166
 Income Fund                     investment company

Fidelity U.S. Equity            Shares in registered           1,289,765         1,570,333
 Index Portfolio                 investment company

USAir Common Stock Fund*        Common stock of employer's     1,581,107         1,544,333
                                 parent company, USAir
                                 Group, Inc., and short-
                                 term investments

Income Mix Portfolio            Shares in registered              23,682            26,584
                                 investment companies

Capital Growth Mix              Shares in registered           1,070,918         1,269,519
 Portfolio                       investment companies
                                                 13

                                   SUPPLEMENTAL RETIREMENT PLAN OF                        Schedule I
                                       PIEDMONT AVIATION, INC.                           Page 2 of 2

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------
                                            (Continued)

                                         December 31, 1995
     Identity                     Description                                    Current
     of Issue                    of Investment                   Cost             Value
     --------                    -------------                   ----             -------
Moderation Mix Portfolio        Shares in registered        $    600,443      $    697,924
                                 investment companies

Fixed Income Fund               Guaranteed Investment         20,883,503        20,883,503
                                 contracts, interest rates
                                 range from 4.05 percent
                                 to 8.68 percent per annum
                                                            ------------      ------------
     Total Investments                                      $ 38,412,955      $ 41,169,664
                                                            ============      ============





*Party in interest.









                                                 14

                                   SUPPLEMENTAL RETIREMENT PLAN OF                       Schedule II
                                       PIEDMONT AVIATION, INC.

                           Item 27d - Schedule of Reportable Transactions
                           ----------------------------------------------

                                    Year Ended December 31, 1995

Aggregate transactions during the year ended December 31, 1995, with securities of the same issue, accounting for greater than five percent of the value of Plan assets at the beginning of the period were as follows:
                              Total       Number of       Total        Number        Realized
                            Purchases     Purchases       Sales       of Sales         Gain
                            ---------     ---------     ---------     --------      ----------
Fidelity Retirement        $ 3,624,581       115       $ 3,523,602        86        $        -
 Government Money
 Market Fund

Fidelity Magellan Fund       2,658,255       142         1,575,947        96           172,736

Fidelity Equity              1,056,182       105         1,109,010        80            85,415
 Income Fund

USAir Common Stock           3,823,439       121         3,778,245        69           496,676
 Fund

Fixed Income Fund            1,812,455        53         3,420,068        41                 -








                                                15

</TABLE

                            Signature




     Pursuant to the requirements of the Securities and Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                     USAir, Inc.
                                     Supplemental Retirement Plan
                                     of Piedmont Aviation, Inc.




                                By:  /s/ James A. Hultquist
                                     ----------------------
                                     James A. Hultquist
                                     Controller
                                     USAir, Inc.

June 27, 1996
































                                16

